SCHEDULE 13DA

DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
2/13/2006


1. NAME OF REPORTING PERSON
Bulldog Investors, Phillip Goldstein, Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
NA


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

NA

8. SHARED VOTING POWER
NA

9. SOLE DISPOSITIVE POWER

NA____________________________________________________

10. SHARED DISPOSITIVE POWER
NA

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

1,031,300

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []
___________________________________________________________

13. PERCENT OF CLASS REPRESENTED BY ROW 11

9.1%

14. TYPE OF REPORTING PERSON

NA
___________________________________________________________



1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

257,800

8. SHARED VOTING POWER
37,300
9. SOLE DISPOSITIVE POWER
682,400
____________________________________________________

10. SHARED DISPOSITIVE POWER
348,900
11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

1,031,300

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []
___________________________________________________________

13. PERCENT OF CLASS REPRESENTED BY ROW 11

9.1%

14. TYPE OF REPORTING PERSON

IA
___________________________________________________________

1. NAME OF REPORTING PERSON
Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________

7. SOLE VOTING POWER

348,900

8. SHARED VOTING POWER

0

9. SOLE DISPOSITIVE POWER

0__________________________________________________________

10. SHARED DISPOSITIVE POWER
348,900

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
348,900
12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []
________________________________________________________________

13. PERCENT OF CLASS REPRESENTED BY ROW 11

3.38%

14. TYPE OF REPORTING PERSON

IA
________________________________________________________________


The following constitutes Amendment No. 4 to the Schedule 13D fled by the undersigned on May 23, 2005. This Amendment No. 4 amends the Schedule 13D as specifically set forth.

Item 2 is amended as follows:
Item 2. IDENTITY AND BACKGROUND

This statement is filed on behalf of Bulldog Investors, Phillip Goldstein, 60 Heritage Drive, Pleasantville, NY 10570 a principal of Bulldog Investors and Andrew Dakos, 43 Waterford Drive, Montville, NJ 07045, also a principal of Bulldog Investors. Mr. Goldstein and Mr. Dakos are self-employed investment advisors.

During the past 5 years neither Mr. Goldstein nor Mr. Dakos has been convicted in a criminal proceeding, nor been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to,federal or state securities laws or finding any violation with respect to such laws.

Each of the above are United States citizens or entities.

Item 4 is amended as follows:
ITEM 4. PURPOSE OF TRANSACTION

See Exhibit 1 (letter to Chairman of the Board of BIF)

Item 5 is amended as follows:
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
a. As per the annual report filed on 2/7/2006 there were 11,327,784 shares outstanding as of 11/30/2005. The percentage set forth in this item 5 was derived using such number.

Bulldog Investors, Phillip Goldstein and Andrew Dakos are deemed to be the beneficial owner of 1,031,300 shares of BIF or 9.1% of the outstanding shares.

c. During the last sixty days the following shares of common stock were traded:
NONE (or already reported)

d. Beneficiaries of managed accounts are entitled to receive any dividends or sales proceeds.

e. NA

Item 7 is amended as follows:
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit 1. Letter to Chairman of Board


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 2/14/06


By: /s/ Phillip Goldstein
Name:   Phillip Goldstein


By: /S/ Andrew Dakos
Name:     Andrew Dakos

Exhibit 1.

                   Opportunity Partners L.P.,
            60 Heritage Drive, Pleasantville, NY 10570
             (914) 747-5262 // Fax: (914) 747-5258//
                       oplp@optonline.net


February 13, 2006

Joel W. Looney
Chairman
The Board of Directors
Boulder Growth & Income Fund, Inc.
1680 38th Street, Suite 800
Boulder, Colorado 80301

Dear Mr. Looney:

Opportunity Partners is part of a group that filed a schedule 13D on February 8, 2006 indicating that it beneficially owns a total of 28.5% of the outstanding shares of Boulder Growth & Income Fund, Inc. The group's objective is to afford all shareholders of the Fund an opportunity to obtain net asset value ("NAV") for their shares. Closing the discount would make shareholders more money than they have made in four years under Mr. Horejsi's management. Some options for obtaining NAV are: open-ending the Fund; merging it into an open-end fund; liquidating it; merging it into First Financial Fund, a Horejsi-controlled closed-end fund that trades at a premium to NAV; or conducting a self-tender offer at NAV.

The following are some of the reasons we believe shareholders should be afforded an opportunity to realize NAV. (Please note that the views expressed herein are solely those of Opportunity
Partners.)

  The board has been unresponsive to requests by shareholders to address the Fund's persistent discount.

  The performance of the Fund under Mr. Horejsi's leadership has been poor. From January 1, 2002 until November 30, 2005, the Fund's total return has been just 0.4% per annum vs. 7.3% per annum for the S&P 500 Index. Also, the income distributions to shareholders have been miniscule.

  The Fund's expense ratio is 2.24%, one of the highest in its peer group, and has been increasing in recent years. Without fee waivers, it would have been over 3% last year.

  We question whether the board is diligently looking out for shareholders. For example,

       Why does the Fund use a firm to provide administration services that is controlled by Mr. Horejsi and whose only clients are funds in which he is a controlling shareholder? A nationally recognized fund administrator has advised us that it could provide administrative services to the Fund for a much lower fee.

       Why has the board continued to renew the advisory contract with Mr. Horejsi despite high fees and poor performance?

       Has the board inquired as to why Mr. Horejsi has been purchasing shares of the Fund at a discount to NAV for himself but has failed to repurchase any of those shares for the Fund despite the existence of an authorized share buyback program and the obvious benefit of such repurchases to shareholders?

       After purchasing no shares for years, Mr. Horejsi has recently been aggressively purchasing shares. These purchases follow SEC filings by others indicating that his control of the Fund may be in jeopardy. Did the board consider whether Mr. Horejsi candidly disclosed the true purpose of his recent purchases in his schedule 13D filing?

Mr. Horejsi's position is: "We don't want anyone to be unhappy with their investment in our funds."[sic] We wonder how many shareholders (other than Mr. Horejsi) are happy after four years of high fees and poor performance. Mr. Horejsi admires Warren Buffett but unlike Mr. Horejsi, Mr. Buffet has demonstrated his ability to make lots of money for his shareholders. Also, unlike Mr. Horejsi, Mr. Buffett eschews questionable related party transactions.

Pursuant to Section 4.2 of the Fund's Articles of Amendment and Restatement, we request that the Secretary call a special meeting of stockholders to be held at the earlier (i) of 11 a.m. on April 26, 2006 at a convenient location or (ii) immediately before or after the 2006 annual meeting. The matters to be voted on at the special meeting are the following:

  A proposal to afford all shareholders of the Fund an opportunity to obtain net asset value (NAV) for their shares.

  A proposal to solicit competitive proposals to provide administrative services to the Fund.

Please advise us promptly when and where the special meeting will be held. Thank you.

                                   Very truly yours,


                                   Phillip Goldstein
                                   President
                                   Kimball & Winthrop, Inc.
                                   General Partner